

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2023

Yao (Jessie) Liu
Chief Financial Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

> **Re: Tuya Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 26, 2023**
> **File No. 001-40210**

Dear Yao (Jessie) Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 163

1. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your

consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3. We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for your "material operating entities." Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.
    *   With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    *   With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response

4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

General

5. Please provide a detailed legal analysis regarding whether Tuya, Inc. ("the Company") and each of its subsidiaries meet the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act of 1940 ("Investment Company Act"). In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

6. Please provide a detailed legal analysis regarding whether the Company, and each of its subsidiaries, meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. In particular, please discuss whether the Company considers (i) those assets categorized as "short-term investments" and "long-term investments" in the Company's Consolidated Balance Sheets as of December 31, 2021 and December 31, 2022 and (ii) its holdings of interests or shares in its subsidiaries to be "investment securities" as defined under Section 3(a)(2) of the Investment Company Act, and, in each case, the legal basis for such positions.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Tyler Howes at (202) 551-3370 or Christopher Dunham at (202) 551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology